FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September                     , 2007
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date September 27, 2007	By	/s/ Hiroshi Kawashimo
(Signature)* Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Semiannual Report filed with the Japanese government pursuant to the Securities and Exchange Law of Japan For the six months ended June 30, 2007

[English summary with full translation of consolidated financial information]
Semiannual Report filed with the Japanese government
pursuant to the Securities and Exchange Law of Japan
For the six months ended
June 30, 2007

CANON INC.
Tokyo, Japan

Disclaimer Regarding Forward-Looking Statements
This semiannual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. and its subsidiaries. To the extent that statements in this semiannual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to-them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this semiannual report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.
The risks, uncertainties and other factors referred to above include, but are not limited to, exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty as to economic condition, in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; uncertainty as to the recovery of computer and related markets; uncertainty of recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.
Note:
Certain information that has been previously filed with the SEC in other reports, including English summaries of non-consolidated (parent company alone) financial information, is not included in this English translation.

I.	Corporate Information
(1)	Consolidated Financial Summary

	Millions of Yen (except per share amounts)
	Six months ended June 30			Year ended December 31
	2007	2006	2005	2006	2005
Net sales	2,166,724	1,952,255	1,755,840	4,156,759	3,754,191
Income before income taxes and minority interests	406,141	341,045	283,733	719,143	612,004
Net income	255,183	214,174	175,268	455,325	384,096
Stockholders’ equity	3,074,367	2,762,380	2,363,970	2,986,606	2,604,682
Total assets	4,608,514	4,107,366	3,657,425	4,521,915	4,043,553
Stockholders’ equity per share (Yen)	2,363.82	2,074.49	1,776.29	2,242.78	1,956.35
Net income per share: basic (Yen)	194.38	160.85	131.74	341.95	288.63
Net income per share: diluted (Yen)	194.33	160.79	131.59	341.84	288.36
Stockholders’ equity to total assets (%)	66.7	67.3	64.6	66.0	64.4
Cash flows from operating activities	440,324	323,878	257,961	695,241	605,678
Cash flows from investing activities	(209,353)	(210,297)	(181,056)	(460,805)	(401,141)
Cash flows from financing activities	(279,770)	(57,832)	(38,409)	(107,487)	(93,939)
Cash and cash equivalents at end of period	1,108,728	1,055,163	935,921	1,155,626	1,004,953
Number of employees	127,338	121,588	109,434	118,499	115,583
[Average number of temporary employees]	[39,848]	[25,544]	[18,045]	[30,394]	[20,005]
Notes:

1	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2	Consumption tax is excluded from the stated amount of net sales.

3
Canon made a three-for-two stock split on July 1, 2006, for shareholders recorded in the shareholders’ register as of June 30, 2006. The Stockholders’ equity per share, basic net income per share and diluted net income per share has been calculated based on the number of outstanding shares following the implementation of the stock split. As a result, the per share information has been restated for all prior-periods. The per share information that does not reflect the stock split are as follows:

	Yen
	Six months ended June 30	Year ended December 31
	2005	2005
Stockholders’ equity per share	2,664.44	2,934.53
Net income per share: basic	197.61	432.94
Net income per share: diluted	197.38	432.55

(2)	Number of Employees
Canon’s number of employees by product group is summarized as follows:

As of June 30, 2007
Business Machines	84,370
Cameras	18,068
Optical and other products	18,303
Corporate	6,597

Total	127,338

Notes:

1	The number of employees represents the total number of employees excluding those who do not work full time.

2	Canon has 39,848 temporary employees on average during fiscal 2007 1st half.

3	This number includes seasonal workers as well as temp-staff employees such as security staff, meal service staff and janitorial staff.
II.	The Business
(1)	Operating Results

Looking back at the global economy in the first half of 2007, economic expansion was fairly steady during the term. The U.S. economy continued to display growth, supported by healthy consumer spending, despite a decrease in housing investment and a moderate slowdown in corporate capital investment. In Europe, while exports appeared somewhat sluggish due to the appreciation of the euro, the region indicated a trend toward moderate recovery as domestic demand expanded in major European countries, boosted by such factors as increased consumer spending owing to improvements in the employment environment. Within Asia, the Chinese economy maintained a high rate of growth while other economies in the region also enjoyed generally favorable conditions. In Japan, the economy maintained a trend toward recovery thanks to such factors as increased capital spending fueled by strong corporate performances and gradual improvements in consumer spending.

As for the markets in which the Canon Group operates, within the camera segment, demand for digital single-lens reflex (SLR) cameras and compact digital cameras continued to realize healthy growth during the term. Within the office imaging product market, demand for network digital multifunction devices (MFDs) remained solid amid the shift in all regions toward color models and advanced functionality. In the computer peripherals segment, which includes printers, while demand for laser beam printers grew for both color and monochrome models, and demand for inkjet printers shifted from single-function to all-in-one models, multifunctional models in particular suffered amid severe price competition. In the optical equipment segment, while demand for steppers, used in the production of semiconductors, indicated a moderate recovery, the market for projection aligners, which are used to produce liquid crystal display (LCD) panels, declined due to restrained investment by LCD manufacturers. The average value of the yen in the first half was ¥120.07 to the U.S. dollar and ¥159.77 to the euro, representing year-on-year decreases of about 4% against the U.S. dollar, and about 12% against the euro.

Amid these conditions, Canon’s consolidated net sales for the first half increased by 11.0% from the year-ago period to ¥2,166.7 billion, boosted by a solid rise in sales of digital cameras, color network MFDs and laser beam printers, along with the positive effect of favorable currency exchange rates. The gross profit ratio improved 1.0 point year-on-year to reach 51.1%. The improved gross profit ratio was mainly the result of such factors as suppressing price decline through the launch of new products and cost-reduction efforts realized through ongoing production-reform and procurement-reform activities, along with the in-house production of key components, which absorbed the effects of escalating raw material costs and severe price competition in the consumer product market. Owing to the increase in sales and the improved gross profit ratio, first-half gross profit rose by 13.2% to ¥1,107.6 billion. As for operating expenses, while first-half R&D spending grew by 16.2% from the year-ago period to ¥170.3 billion, the selling, general and administrative (SG&A) expenses to net sales ratio was approximately the same level as for the corresponding period of last year, with SG&A expense increasing 11.1% year on year, almost the same rate of growth as for net sales. In addition, from the second quarter of this year, the company implemented a change in the accounting method used to estimate depreciation of fixed assets, which resulted in a combined increase of ¥19.3 billion in cost of sales and operating expenses compared with the previously used method. Consequently, operating profit in the first half totaled ¥388.9 billion, a year-on-year increase of 14.9%. Other income (deductions) improved by ¥14.7 billion, due to such factors as an increase in surplus funds and interest income accompanying the rise in the interest rate, as well as a decrease in currency exchange losses on foreign-currency-denominated trade receivables. Income before income taxes and minority interests in the first half totaled ¥406.1 billion, a year-on-year increase of 19.1%, and first-half income totaled ¥255.2 billion, both recording all-time highs on a first-half basis.

Basic net income per share for the first half was ¥194.38, a year-on-year increase of ¥33.53.

Canon’s semiannual results by business segment are summarized as follows:

In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, has continued to expand for color models in both domestic and overseas markets. Additionally, among color network digital MFDs, the competitively priced iR C2880 series and the new high-end iR C5185 series continued to enjoy strong demand. Among monochrome network digital MFDs, the iR5055 series and the new energy-saving iR3025 series contributed to expanded sales. Overall, sales of office imaging products for the first half realized a year-on-year increase of 8.0%. In the field of computer peripherals, laser beam printers achieved a year-on-year unit sales growth of almost 40%, with both color and monochrome low-end models selling particularly well. In addition, consumables also recorded healthy sales growth, contributing to an increase of 19.2% in value terms for the segment. As for inkjet printers, despite a continuing decline in unit sales for single-function models and severe price competition in the market, sales in value terms increased by 14.0%, boosted by such factors as increased unit sales of multifunction models, such as the PIXMA MP600, and favorable sales growth for consumables. As a result, sales of computer peripherals for the first half realized a year-on-year increase of 17.6%. Sales of business information products, however, decreased by 1.9% due to a decline in sales of personal computers in the Japanese market. Collectively, sales of business machines for the first half totaled ¥1,446.6 billion, a year-on-year increase of 12.4%. Operating profit for the business machine segment totaled ¥335.5 billion, a year-on-year increase of 13.9%, made possible by such factors as an increase in gross profit and an improvement in the expense to net sales ratio.

Within the camera segment, demand for digital SLR cameras fueled growth, with the EOS DIGITAL REBEL XTi model, launched in September 2006, selling particularly well. This, in turn, led to expanded sales of interchangeable lenses for SLR cameras. As for compact digital cameras, the company strengthened its lineup with the launch of ten new models, including three stylish ELPH-series models and seven PowerShot-series models that cater to a diverse range of shooting styles. Accordingly, unit sales of digital cameras for the first half expanded nearly 20% compared with the year-ago period. As a result, camera sales overall for the first half increased by 12.9% from the year-ago period to ¥519.6 billion. The gross profit ratio for the camera segment also rose substantially, boosted by such factors as strong sales of newly introduced products, which served to suppress declines in prices, along with cost-reduction efforts realized through production-reform and procurement-reform activities. As a result, operating profit for the camera segment increased by 26.3% year on year to ¥137.3 billion.

In the optical and other products segment, while steppers, used in the production of semiconductors, enjoyed steady demand, sales of optical products decreased in the first half amid declining demand for aligners, used to produce LCD panels, as investment by LCD manufacturers remains at a low level. As a result, sales for the segment totaled ¥200.5 billion, a year-on-year decrease of 2.3%. Operating profit for the segment decreased by 7.8% year on year to ¥21.4 billion.

Semiannual results by domestic and overseas company location are summarized as follows:

Japan

Sales in Japan increased by 0.8% from the previous same period to ¥509.9 billion, mainly due to expanded sales in digital cameras and color network digital MFDs. Geographical operating profit rose by 12.0% from the previous same period to ¥417.3 billion.

Americas

Sales increased by 8.0% from the previous same period to ¥638.4 billion, mainly due to expanded sales in digital cameras and laser beam printers. Geographical operating profit increased by 4.7% from the previous same period to ¥23.9 billion.

Europe

Sales increased by 18.3% from the previous same period to ¥721.7 billion, mainly due to expanded sales in digital cameras and laser beam printers. Geographical operating profit also increased by 63.8% from the previous same period to ¥29.7 billion.

Asia and others

Sales increased by 21.0% from the previous same period to ¥296.7 billion, mainly due to an increase in digital camera, despite a decrease in sales of aligners for the production of LCDs. As a result, geographical operating profit increased by 7.6% from the previous same period to ¥24.1 billion.

Cash Flows
Cash and cash equivalents decreased by ¥46.9 billion from the end of the previous year, to ¥1,108.7 billion at the end of the first half of 2007.

Cash flows from operating activities

In the first half of 2007, Canon maintained cash flow from operating activities of ¥440.3 billion, a year-on-year increase of ¥116.4 billion, reflecting the substantial growth in net sales and net income.

Cash flows from investing activities

Cash flow from investing activities totaled ¥209.3 billion, a year-on-year decrease of ¥1.0 billion, due to such factors as active capital investment, used mainly to expand the company’s production capabilities.

Cash flows from financing activities

Cash flow from financing activities recorded an outlay of ¥279.8 billion, a year-on-year increase of ¥221.9 billion, mainly resulting from the dividend payout of ¥66.6 billion in accordance with the company’s basic policy regarding profit distribution and the ¥200.0 billion purchase of treasury stock with the aim of improving capital efficiency and ensuring a flexible capital strategy.

As a result, free cash flow totalled ¥231.0 billion, an improvement of ¥117.4 billion from ¥113.6 billion for the year-ago period.

(2)	Production and Sales
Production

Canon’s production by product group are summarized as follows:

	Millions of yen
	Six months ended June 30, 2007
	Production	Change (%)
Business Machines	1,203,589	109.4
Cameras	582,708	115.3
Optical and other products	154,876	86.6

Total	1,941,173	108.8

Notes:

1.	Amount of production is calculated by sales price.

2.	Consumption tax is excluded from the stated amount of production.
Sales

Canon’s sales by product group are summarized as follows:

	Millions of yen
	Six months ended June 30, 2007
	Sales	Change (%)
Business Machines	1,446,587	112.4
Camera	519,574	112.9
Optical and other products	200,563	97.7

Total	2,166,724	111.0

Notes:

1.	Consumption tax is excluded from the stated amount of net sales.

2.	Canon’s sales to significant customer are summarized as follows:

	Millions of yen
	Six months ended June 30, 2007		Six months ended June 30, 2006
	Sales	Proportion (%)	Sales	Proportion (%)
Hewlett-Packard Company	509,703	23.5	425,088	21.8

(3)	Managerial Issues to be Addressed
There were no significant changes or new developments in Canon’s managerial and financial issues to be addressed during the first half of 2007.

(4)	Research and Development Expenditure

From 2006, Canon will make use of the solid management foundation achieved through the two five-year plans as the company initiates Phase III, a new five-year management initiative, targeting further growth and improved corporate value, pursuing sound growth by maintaining a high level of profitability while further expanding the company’s corporate scale. Canon’s research and development expenditures for the six months ended June 30, 2007 totalled ¥170,267 million.

Research and development expenditures by product group are summarized as follows:

	Millions of yen
	Six months ended June 30
	2007	2006
Business Machines	57,496	54,877
Cameras	22,184	19,896
Optical and other products	20,219	13,316
Corporate	70,368	58,438

Total	170,267	146,527

III.	Property, Plant and Equipment
(1)	Major Capital Investment
There were no significant changes to the status of existing major capital investment during the first half of 2007.
(2)	Prospect of Capital Investment in fiscal 2007

There were no significant changes for the plans for new construction and retirement of capital investment, originally made at the end of the previous year, during the first half of 2007. Also, there were no significant additional plans for new construction or retirement of capital investment, during the first half of 2007.

IV.	Shares
(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York stock exchanges. Total issued shares are as follows:

	As of June 30,	As of December
	2007	31, 2006
Total issued shares (share)	1,333,588,114	1,333,445,830
Note:

The increase of the total issued shares during this term reflects the conversion of convertible shares.

(2)	Major Shareholders

	As of June 30, 2007
	Number of shares held	Number of shares held /
	(Number of shares)	Number of shares issued
The Dai-Ichi Mutual Life Insurance Co.	93,312,600	7.00%
The Master Trust Bank of Japan, Ltd. (Trust	75,717,600	5.68%
Account)
Japan Trustee Services Bank, Ltd. (Trust Account)	69,653,500	5.22%
Moxley and Co.	69,270,293	5.19%
Nomura Securities Co., Ltd.	35,605,864	2.67%
State Street Bank and Trust Company	34,617,128	2.60%
State Street Bank and Trust Company 505103	30,833,441	2.31%
Mizuho Corporate Bank, Ltd. (Note 1)	28,419,736	2.13%
BNP PARIBAS Securities ( Japan ) Limited	23,902,042	1.79%
Sompo Japan Insurance Inc.	22,910,347	1.72%
Note: 1.	Apart from the above shares, Mizuho Corporate Bank, Ltd holds 7,704,000 shares contributed to a trust fund for its retirement and severance plans.
2.	Apart from the above shares, the Company holds 32,993,191 shares (2.47% of total issued shares) of Treasury stock.

3.
Mizuho Corporate Bank, Ltd and its three affiliated companies listed below submitted a report on large share holdings to the Kanto Local Finance Bureau on January 22, 2007 in their joint names and reported that they owned 71,820,736 shares (5.39%) of the Company as of January 15, 2007 in total as detailed below. However, the Company has not confirmed the status of these holdings as of June 30, 2007.

	As of January 15, 2007
	Number of shares held	Number of shares held /
	(Number of shares)	Number of shares issued
Mizuho Corporate Bank, Ltd.	36,123,736	2.71%
Mizuho Bank, Ltd.	8,853,000	0.66%
Mizuho Trust & Banking Co., Ltd.	24,306,800	1.82%
Dai-Ichi Kangyo Asset Management Co., Ltd.	2,537,200	0.19%
(Current Mizuho Asset Management Co., Ltd.)
total	71,820,736	5.39%
(3)	Stock Price Transition

The following table sets forth the monthly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange for the first half of fiscal 2007:

	(Yen)
	January	February	March	April	May	June
High	6,750	6,700	6,600	6,850	7,170	7,450
Low	6,290	6,070	6,020	6,210	6,720	7,020

V.	Financial Statements
Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets
as of June 30, 2007 and 2006, and December 31, 2006

	Millions of yen
	June 30		December 31
	2007	2006	2006
Assets
Current assets:
Cash and cash equivalents	1,108,728	1,055,163	1,155,626
Time deposits	22,166	10,244	41,953
Marketable securities (notes 2 and 7)	294	10,373	10,445
Trade receivables, net (note 3)	729,298	637,624	761,947
Inventories (note 4)	575,036	533,468	539,057
Prepaid expenses and other current assets (note 6)	282,254	237,664	273,321

Total current assets	2,717,776	2,484,536	2,782,349

Noncurrent receivables (note 13)	14,560	14,708	14,335
Investments (notes 2 and 7)	116,471	104,068	110,418
Property, plant and equipment, net (notes 5 and 7)	1,336,716	1,185,913	1,266,425
Other assets (note 6)	422,991	318,141	348,388

Total assets	4,608,514	4,107,366	4,521,915

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income
for the six months ended June 30, 2007 and 2006, and fiscal year ended December 31, 2006

	Millions of yen
	June 30		December 31
	2007	2006	2006
Liabilities and stockholders’ equity
Current liabilities:
Short-term loans and current portion of long-term debt (note 7)	5,301	14,564	15,362
Trade payables (note 8)	506,177	481,476	493,058
Income taxes	135,090	101,485	133,745
Accrued expenses (note 13)	318,330	229,739	303,353
Other current liabilities	215,850	174,327	217,789

Total current liabilities	1,180,748	1,001,591	1,163,307

Long-term debt, excluding current installments (note 7)	16,290	16,199	15,789
Accrued pension and severance cost (note 9)	49,210	66,724	83,876
Other noncurrent liabilities	63,198	47,042	55,536

Total liabilities	1,309,446	1,131,556	1,318,508

Minority interests	224,701	213,430	216,801

Commitments and contingent liabilities (note 13)
Stockholders’ equity:
Common stock	174,674	174,543	174,603
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,588,114)	(1,333,325,590)	(1,333,445,830)
Additional paid-in capital	403,577	403,355	403,510
Legal reserve	45,730	43,201	43,600
Retained earnings	2,552,314	2,171,681	2,368,047
Accumulated other comprehensive income (loss)	104,169	(24,911)	2,718
(note 10)
Treasury stock	(206,097)	(5,489)	(5,872)
(Number of shares)	(32,993,191)	(1,733,020)	(1,794,390)

Total stockholders’ equity	3,074,367	2,762,380	2,986,606

Total liabilities and stockholders’ equity	4,608,514	4,107,366	4,521,915

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income
for the six months ended June 30, 2007 and 2006, and fiscal year ended December 31, 2006

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2007	2006	2006
Net sales	2,166,724	1,952,255	4,156,759

Cost of sales	1,059,170	973,542	2,096,279

Gross profit	1,107,554	978,713	2,060,480

Operating expenses:
Selling, general and administrative expenses (notes 1 and 13)	548,411	493,709	1,045,140
Research and development expenses	170,267	146,527	308,307

	718,678	640,236	1,353,447

Operating profit	388,876	338,477	707,033

Other income (deductions):
Interest and dividend income	17,367	11,143	27,153
Interest expense	(795)	(625)	(2,190)
Other, net (note 1)	693	(7,950)	(12,853)

	17,265	2,568	12,110

Income before income taxes and minority interests	406,141	341,045	719,143

Income taxes	142,836	118,814	248,233

Income before minority interests	263,305	222,231	470,910

Minority interests	8,122	8,057	15,585

Net income	255,183	214,174	455,325

	Yen

Net income per share (note 11):
Basic	194.38	160.85	341.95
Diluted	194.33	160.79	341.84

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
for the six months ended June 30, 2007 and 2006, and fiscal year ended December 31, 2006

Millions of yen
					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders'
	Stock	capital	reserve	earnings	income (loss)	stock	equity

Balance at December 31, 2006	174,603	403,510	43,600	2,368,047	2,718	(5,872)	2,986,606

Cumulative effect of a change in accounting principle-adoption of EITF 06-2, net of tax				(2,204)			(2,204)
Conversion of convertible debt and other	71	63					134
Cash dividends				(66,582)			(66,582)
Transfers to legal reserve			2,130	(2,130)			—

Comprehensive income:
Net income				255,183			255,183
Other comprehensive income (loss), net of tax (note 10)
Foreign currency translation adjustments					49,237		49,237
Net unrealized gains and losses on securities					1,438		1,438
Net gains and losses on derivative instruments					(977)		(977)
Pension liability adjustments					51,753		51,753

Total comprehensive income							356,634

Repurchase of treasury stock, net		4				(200,225)	(200,221)

Balance at June 30, 2007	174,674	403,577	45,730	2,552,314	104,169	(206,097)	3,074,367

Millions of yen
					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders'
	Stock	capital	reserve	earnings	income (loss)	stock	equity

Balance at December 31, 2005	174,438	403,246	42,331	2,018,289	(28,212)	(5,410)	2,604,682

Conversion of convertible debt and other	105	109					214
Cash dividends				(59,912)			(59,912)
Transfers to legal reserve			870	(870)			—

Comprehensive income:
Net income				214,174			214,174
Other comprehensive income (loss), net of tax (note 10)
Foreign currency translation adjustments					2,193		2,193
Net unrealized gains and losses on securities					252		252
Net gains and losses on derivative instruments					619		619
Minimum pension liability adjustments					237		237

Total comprehensive income							217,475

Repurchase of treasury stock, net						(79)	(79)

Balance at June 30, 2006	174,543	403,355	43,201	2,171,681	(24,911)	(5,489)	2,762,380

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
for the six months ended June 30, 2007 and 2006, and fiscal year ended December 31, 2006

Millions of yen
					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders'
	Stock	capital	reserve	earnings	income (loss)	stock	equity

Balance at December 31, 2005	174,438	403,246	42,331	2,018,289	(28,212)	(5,410)	2,604,682

Conversion of convertible debt and other	165	264					429
Cash dividends				(104,298)			(104,298)
Transfers to legal reserve			1,269	(1,269)			—

Comprehensive income:
Net income				455,325			455,325
Other comprehensive income (loss), net of tax (note 10)
Foreign currency translation adjustments					48,630		48,630
Net unrealized gains and losses on securities					1,992		1,992
Net gains and losses on derivative instruments					(489)		(489)
Minimum pension liability adjustments					(3,575)		(3,575)

Total comprehensive income							501,883

Adjustment to initially apply SFAS 158, net of tax					(15,628)		(15,628)

Repurchase of treasury stock, net						(462)	(462)

Balance at December 31, 2006	174,603	403,510	43,600	2,368,047	2,718	(5,872)	2,986,606

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2007	2006	2006
Cash flows from operating activities:
Net income	255,183	214,174	455,325
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	143,244	108,155	262,294
Loss on disposal of property, plant and equipment	3,571	9,391	16,182
Deferred income taxes	(8,738)	8,014	(6,945)
(Increase) decrease in trade receivables	65,822	57,191	(40,969)
Increase in inventories	(28,859)	(18,953)	(5,542)
Increase (decrease) in trade payables	7,919	(20,089)	(2,313)
Increase (decrease) in income taxes	(428)	(8,877)	22,657
Increase (decrease) in accrued expenses	(185)	(21,293)	36,165
Decrease in accrued pension and severance cost	(5,674)	(14,790)	(20,309)
Other, net	8,469	10,955	(21,304)

Net cash provided by operating activities	440,324	323,878	695,241

Cash flows from investing activities:
Purchases of fixed assets	(236,321)	(208,655)	(424,862)
Proceeds from sale of fixed assets	4,545	15,490	12,507
Purchases of available-for-sale securities	(1,840)	(6,433)	(7,768)
Proceeds from sale and maturity of available-for-sale securities	6,787	1,034	4,047
Proceeds from maturity of held-to-maturity securities	10,000	—	—
(Increase) decrease in time deposits	20,479	(4,154)	(35,863)
Acquisitions of subsidiaries, net of cash acquired	(12,520)	(605)	(2,485)
Purchases of other investments	(2,137)	(7,228)	(8,911)
Other, net	1,654	254	2,530

Net cash used in investing activities	(209,353)	(210,297)	(460,805)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,541	781	1,053
Repayments of long-term debt	(11,883)	(3,063)	(5,861)
Decrease in short-term loans	(334)	(404)	(828)
Dividends paid	(66,582)	(59,912)	(104,298)
Purchases of treasury stock, net	(200,221)	(75)	(462)
Other, net	(2,291)	4,841	2,909

Net cash used in financing activities	(279,770)	(57,832)	(107,487)

Effect of exchange rate changes on cash and cash equivalents	1,901	(5,539)	23,724

Net change in cash and cash equivalents	(46,898)	50,210	150,673
Cash and cash equivalents at beginning of period	1,155,626	1,004,953	1,004,953

Cash and cash equivalents at end of period	1,108,728	1,055,163	1,155,626

Supplemental disclosure for cash flow information
Cash paid during the period for:
Interest	834	638	2,146
Income taxes	161,434	120,110	244,236

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(1)	Basis of Presentation and Significant Accounting Policies
(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared the consolidated financial statements in accordance with U.S. generally accepted accounting principles and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. In the accompanying consolidated financial statements, the segment information is disclosed in conformity with financial accounting standards of Japan, but not with U.S. generally accepted accounting principles.

The number of the consolidated subsidiaries and the affiliated companies that were accounted for on the equity basis as of June 30, 2007 and 2006, and December 31, 2006 are summarized as follows:

	June 30		Dec. 31
	2007	2006	2006
Consolidated subsidiaries	230	216	219
Affiliated companies	19	13	14

Total	249	229	233
(b)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office imaging products, computer peripherals, business information products, cameras, and optical and other products. Office imaging products consist mainly of network multifunction devices and copying machines. Computer peripherals consist mainly of laser beam and inkjet printers. Business information products consist mainly of computer information systems, document scanners and calculators. Cameras consist mainly of digital single lens reflex (“SLR”) cameras, digital compact cameras, interchangeable lenses and digital video camcorders. Optical and other products include semiconductor production equipment, mirror projection mask aligners for liquid crystal displays (“LCDs”) panels, broadcasting equipment, medical equipment and large format printers. Canon’s consolidated net sales for the six months ended June 30, 2007 were distributed as follows: office imaging products 29%, computer peripherals 35%, business information products 3%, cameras 24%, and optical and other products 9%.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographical area. Approximately 76% of consolidated net sales for the six months ended June 30, 2007 were generated outside Japan, with 29% in the Americas, 33% in Europe, and 14% in other areas.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Company; such sales constituted approximately 24% of consolidated net sales for the six ended months ended June 30, 2007.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Canon’s manufacturing operations are conducted primarily at 23 plants in Japan and 17 overseas plants which are located in countries and regions such as the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities.” All significant intercompany balances and transactions have been eliminated.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, environmental liabilities, valuation of deferred tax assets and employee retirement and severance benefit plans. Actual results could differ materially from those estimates.

(e)	Cash Equivalents

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

(f)	Translation of Foreign Currencies

Assets and liabilities of the Company’s subsidiaries located outside Japan with functional currencies other than Japanese yen are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from translation of financial statements are excluded from earnings and are reported in other comprehensive income (loss).

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions). Foreign currency exchange losses, net were ¥10,520 million, ¥14,639 million and ¥25,804 million for the six months ended June 30, 2007 and 2006, and year ended December 31, 2006, respectively.

(g)	Marketable Securities and Investments

Canon classifies investments in debt and marketable equity securities as available-for-sale, or held-to-maturity securities. Canon does not hold any trading securities which are bought and held primarily for the purpose of sale in the near term.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are reported as a separate component of other comprehensive income (loss) until realized.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Available-for-sale and held-to-maturity securities are regularly reviewed for other-than-temporary declines in carrying value based on criteria that include the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and Canon’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. When such a decline exists, Canon recognizes an impairment loss to the extent by which the cost basis of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

Realized gains and losses are determined on the average cost method and reflected in earnings.

Other securities are stated at cost and reviewed periodically for impairment.

(h)	Allowance for Doubtful Receivables

Allowance for doubtful trade and finance receivables is maintained for all customers based on a combination of factors, including aging analysis, macroeconomic conditions, significant one-time events, and historical experience. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. When all collection options are exhausted including legal recourse, the accounts or portions thereof are deemed to be uncollectible and charged against the allowance.

(i)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

(j)	Investments in Affiliated Companies

Investments in affiliated companies over which Canon has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

(k)	Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(l)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated principally by the declining-balance method, except for certain assets which are depreciated by the straight-line method over the estimated useful lives of the assets.

On April 1, 2007, the Company and its domestic subsidiaries elected to change the declining balance method of depreciating machinery and equipment from the fixed-percentage-on-declining base application to the 250% declining balance application.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Estimated salvage values were also reduced in conjunction with this change. The Company and its domestic subsidiaries believe that the 250% declining balance application is preferable because it provides a better matching of allocation of cost of machinery and equipment with associated revenues in light of increasingly short product life cycles. In according with Statement of Financial Accounting Standards No.154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No.20 and FASB Statement No.3,” this change in depreciation methods represents a change in accounting estimate effected by a change in accounting principle. Accordingly, the affects of the change are accounted for prospectively beginning with the period of change. The change in depreciation methods caused a decrease in income before income taxes and minority interests and net income by ¥19,330 million and ¥11,178 million respectively for the six months ended June 30, 2007.

The depreciation period ranges from 3 years to 60 years for buildings and 2 years to 20 years for machinery and equipment.

Assets leased to others under operating leases are stated at cost and depreciated to the estimated residual value of the assets by the straight-line method over the period ranging from 2 years to 5 years.

(m)	Goodwill and Other Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives, consisting primarily of software and license fees, are amortized using the straight-line method over the estimated useful lives, which range from 3 years to 5 years for software and 5 years to 10 years for license fees. Certain costs incurred in connection with developing or obtaining internal use software are capitalized. These costs consist of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

(n)	Environmental Liabilities

Liabilities for environmental remediation and other environmental costs are accrued when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values.

(o)	Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Canon records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not realizable.

(p)	Issuance of Stock by Subsidiaries and Equity Investees

The change in the Company’s proportionate share of a subsidiary’s or equity investee’s equity resulting from the issuance of stock by the subsidiary or equity investee is accounted for as an equity transaction.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(q)	Net Income per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income per share includes the effect from potential issuance of common stock based on the assumption that all convertible debentures were converted into common stock.

(r)	Revenue Recognition

Canon generates revenue principally through the sale of consumer products, equipment, supplies, and related services under separate contractual arrangements. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.

For arrangements with multiple elements, which may include any combination of equipment, installation and maintenance, Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from sales of consumer products including office imaging products, computer peripherals, business information products and cameras is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.

Revenue from sales of optical equipment such as steppers and aligners sold with customer acceptance provisions related to their functionality is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon. Service revenue is derived primarily from maintenance contracts on equipment sold to customers and is recognized as services are provided.

Canon offers service maintenance contracts for most office imaging products, for which the customer typically pays a base service fee plus a variable amount based on usage. Revenue from these service maintenance contracts is recognized as services are provided.

Revenue from the sale of equipment under sales-type leases is recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions in sales are based upon historical trends and other known factors at the time of sale. In addition, Canon provides price protection to certain resellers of its products, and records reductions to sales for the estimated impact of price protection obligations when announced.

Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(s)	Research and Development Costs

Research and development costs are expensed as incurred.

(t)	Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥60,096 million, ¥49,785 million and ¥116,809 million for the six months ended June 30, 2007 and 2006, and year ended December 31, 2006, respectively.

(u)	Shipping and Handling Costs

Shipping and handling costs totaled ¥31,060 million, ¥29,173 million and ¥62,626 million for the six months ended June 30, 2007 and 2006, and year ended December 31, 2006, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(v)	Derivative Financial Instruments

All derivatives are recognized at fair value and are included in prepaid expenses and other current assets, or other current liabilities in the consolidated balance sheets. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge). Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the hedged item. Gains and losses from hedging ineffectiveness are included in other income (deductions). Gains and losses excluded from the assessment of hedge effectiveness (time value component) are included in other income (deductions).

Canon also uses certain derivative financial instruments which are not designated as hedges. Canon records these derivative financial instruments in the consolidated balance sheets at fair value. The changes in fair values are immediately recorded in earnings.

(w)	Guarantees

Canon recognizes, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing guarantees.

(x)	New Accounting Standards
In June, 2006, the FASB ratified the EITF consensus on EITF Issue No.06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No.43”

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(“EITF06-2”). EITF06-2 provides guidance for an accrual of compensated absences which require a minimum service period but do not increase with additional years of service. EITF06-2 was adopted by Canon on January 1, 2007 through a cumulative-effect adjustment which increased accrued expenses by ¥4,402 million and decreased Retained earnings by ¥2,204 million.

(y)	Reclassification

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform with the presentation used for this period.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(2)
Marketable Securities and Investments
The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities and held-to-maturity securities by major security type at June 30, 2007 and 2006, and December 31, 2006 were as follows:

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
June 30, 2007:
Current:
Available-for-sale:
Government bonds	223	—	—	223
Bank debt securities	70	1	—	71

	293	1	—	294

Noncurrent:
Available-for-sale:
Government bonds	288	—	1	287
Corporate debt securities	3,158	35	—	3,193
Fund trusts	4,069	1,668	—	5,737
Equity securities	13,292	16,184	281	29,195

	20,807	17,887	282	38,412

Held-to-maturity:
Corporate debt securities	10,213	—	—	10,213

	31,020	17,887	282	48,625

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
June 30, 2006:
Current:
Available-for-sale:
Bank debt securities	71	—	—	71

Held-to-maturity:
Corporate debt securities	10,302	—	—	10,302

	10,373	—	—	10,373

Noncurrent:
Available-for-sale:
Government bonds	542	—	2	540
Corporate debt securities	4,087	—	—	4,087
Fund trusts	5,058	1,351	2	6,407
Equity securities	12,008	15,013	105	26,916

	21,695	16,364	109	37,950

Held-to-maturity:
Corporate debt securities	10,409	—	—	10,409

	32,104	16,364	109	48,359

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
December 31, 2006:
Current:
Available-for-sale:
Government bonds	224	—	—	224
Bank debt securities	71	—	1	70

	295	—	1	294

Held-to-maturity:
Corporate debt securities	10,151	—	—	10,151

	10,446	—	1	10,445

Noncurrent:
Available-for-sale:
Government bonds	335	—	15	320
Corporate debt securities	4,090	35	1	4,124
Fund trusts	4,072	1,536	1	5,607
Equity securities	12,648	17,479	275	29,852

	21,145	19,050	292	39,903

Held-to-maturity:
Corporate debt securities	10,311	—	—	10,311

	31,456	19,050	292	50,214
Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥13,812 million, ¥17,982 million and ¥18,462 million at June 30, 2007 and 2006, and December 31, 2006, respectively.
(3)	Trade Receivables Trade receivables are summarized as follows:

	Millions of yen
	June 30		Dec. 31
	2007	2006	2006

Notes	24,713	25,459	24,241
Accounts	721,138	625,887	751,555
Less allowance for doubtful receivables	(16,553)	(13,722)	(13,849)

	729,298	637,624	761,947

(4)	Inventories Inventories are summarized as follows:

	Millions of yen
	June 30		Dec. 31
	2007	2006	2006

Finished goods	379,544	374,617	359,471
Work in process	173,299	137,954	160,231
Raw materials	22,193	20,897	19,355

	575,036	533,468	539,057

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(5)	Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30		Dec. 31
	2007	2006	2006

Land	247,845	199,800	231,026
Buildings	1,124,638	1,026,120	1,077,585
Machinery and equipment	1,351,557	1,206,087	1,261,176
Construction in progress	100,824	73,601	79,582

	2,824,864	2,505,608	2,649,369
Less accumulated depreciation	(1,488,148)	(1,319,695)	(1,382,944)

	1,336,716	1,185,913	1,266,425

(6)
Finance Receivables and Operating Leases
Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the marketing of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 to 7 years.

Future minimum lease payments to be received under noncancelable operating leases are ¥6,299 million (within one year) and ¥6,222 million (after one year) at June 30, 2007.

(7)	Pledged Assets and Secured Loans Certain assets mortgaged with a net book value at June 30, 2007 and 2006 are ¥222 million and ¥2,887 million, respectively.

Canon entered into an agreement whereby certain assets were deposited into an irrevocable trust to meet the debt service requirements of the 2.27% Japanese yen notes in the aggregate amount of ¥10,000 million. The assets contributed by Canon were debt securities with carrying amounts of ¥10,213 million, at June 30, 2007. Cash flows from such investments will be used solely to satisfy the principal and interest obligations for the debts. Accordingly, the debt securities are included in the consolidated balance sheet under the caption of investments.

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

(8)	Trade Payables Trade payables are summarized as follows:

	Millions of yen
	June 30		Dec. 31
	2007	2006	2006

Notes	16,552	17,689	15,902
Accounts	489,625	463,787	477,156

	506,177	481,476	493,058

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(9)
Employee Retirement and Severance Benefits
Effective January 1, 2007, the Company and certain of its domestic subsidiaries amended their defined benefit pension plans, and the projected benefit obligation decreased by ¥101,620 million. In conjunction therewith, the Company and certain of its domestic subsidiaries also implemented a defined contribution pension plan for certain future pension benefits attributable to employee’s future services.

(10)	Other Comprehensive Income (Loss) Changes in accumulated other comprehensive income (loss) are as follows:

	Millions of yen
	Six months ended		Year ended
	June 30		December 31

	2007	2006	2006
Foreign currency translation adjustments:
Balance at beginning of year	22,858	(25,772)	(25,772)
Adjustments for the period	49,237	2,193	48,630

Balance at end of period	72,095	(23,579)	22,858

Net unrealized gains and losses on securities:
Balance at beginning of year	8,065	6,073	6,073
Adjustments for the period	1,438	252	1,992

Balance at end of period	9,503	6,325	8,065

Net gains and losses on derivative instruments:
Balance at beginning of year	(1,663)	(1,174)	(1,174)
Adjustments for the period	(977)	619	(489)

Balance at end of period	(2,640)	(555)	(1,663)

Minimum pension liability adjustments:
Balance at beginning of year	—	(7,339)	(7,339)
Adjustments for the period	—	237	(3,575)
Adjustment to initially apply SFAS 158	—	—	10,914

Balance at end of period	—	(7,102)	—

Pension liability adjustments:
Balance at beginning of year	(26,542)	—	—
Adjustments for the period	51,753	—	—
Adjustment to initially apply SFAS 158	—	—	(26,542)

Balance at end of period	25,211	—	(26,542)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	2,718	(28,212)	(28,212)
Adjustments for the period	101,451	3,301	46,558
Adjustment to initially apply SFAS 158	—	—	(15,628)

Balance at end of period	104,169	(24,911)	2,718

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(11)	Net Income per Share The basic and diluted net income per share as well as the number of shares has been calculated to reflect the three-for-two stock split that was completed on July 1,2006.

A reconciliation of the numerators and denominators of basic and diluted net income per share computations is as follows:

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2007	2006	2006
Net income	255,183	214,174	455,325
Effect of dilutive securities:
1.30% Japanese yen convertible debentures, due 2008	3	5	8
Diluted net income	255,186	214,179	455,333

	Number of shares
	Six months ended		Year ended
	June 30		December 31
	2007	2006	2006
Average common shares outstanding	1,312,830,076	1,331,482,197	1,331,542,074
Effect of dilutive securities:
1.30% Japanese yen convertible debentures, due 2008	298,311	556,110	474,796
Diluted common shares outstanding	1,313,128,387	1,332,038,307	1,332,016,870

	Yen
	Six months ended		Year ended
	June 30		December 31
	2007	2006	2006
Net income per share:
Basic	194.38	160.85	341.95
Diluted	194.33	160.79	341.84

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(12)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce this risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) at period-end are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to manage its foreign currency exposures. These foreign exchange contracts have not been designated as hedges. Accordingly, the changes in fair value of the contracts are recorded in earnings immediately.

Contract amounts of foreign exchange contracts at June 30, 2007 and 2006, and December 31, 2006 are set forth below:

	Millions of yen
	June 30		Dec. 31
	2007	2006	2006

To sell foreign currencies	693,623	605,763	717,136
To buy foreign currencies	60,212	47,344	51,189

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(13)	Commitments and Contingent Liabilities

Commitments

At June 30, 2007, commitments outstanding for the purchase of property, plant and equipment approximated ¥119,488 million, and commitment outstanding for the purchase of parts and raw materials approximated ¥83,123 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,817 million, ¥13,942 million and ¥13,648 million, at June 30, 2007 and 2006, and December 31, 2006, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥12,491 million (within one year) and ¥46,062 million (after one year), at June 30, 2007.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥28,507 million at June 30, 2007. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2007 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the six months ended June 30, 2007 and 2006, and year ended December 31, 2006 are summarized as follows:

	Millions of yen
	Six months ended		Year ended
	June 30		December 31

	2007	2006	2006

Balance at beginning of year	18,144	16,746	16,746
Addition	15,418	7,726	15,213
Utilization	(15,038)	(5,358)	(14,266)
Other	901	212	451

Balance at end of period	19,425	19,326	18,144

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Legal proceedings

In October 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥45,872 million as compensation for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of ¥1,000 million and interest thereon. On January 30, 2007, the Tokyo District Court in Japan ordered the Company to pay the former employee approximately ¥33.5 million and interest thereon. On the same day, the Company appealed the decision.

In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. In May 2004, VG Wort filed a civil lawsuit against Hewlett-Packard GmbH seeking levies on multi-function printers. This is an industry test case under which Hewlett-Packard GmbH represents other companies sharing common interests, and Canon has undertaken to be bound by the final decision of this court case. The court of first instance and the court of appeals held that the multi-function printers were subject to a levy. In particular, the court of appeals ordered Hewlett-Packard GmbH to pay the amount equivalent to the levies imposed on photocopiers (EUR 38.35 to EUR 613.56 per unit, depending on printing speed and color printing capability). This lawsuit is currently under appeal before the German Federal Supreme Court. With regard to single-function printers, VG Wort filed a separate lawsuit in January 2006 against Canon seeking payment of copyright levies, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006. In a similar court case, which does not include Canon, seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, the court of appeals in Düsseldorf rejected such alleged levies on January 23, 2007. VG Wort lodged an appeal against this decision, to the Supreme Court, on February 2, 2007. Canon, other companies and the industry associations have expressed opposition to such extension of the levy scope and the final conclusion of these court cases including the amount of levies to be imposed, remains uncertain.

In April 2005, a lawsuit was filed by Nano-Proprietary Inc. (“NPI”) against the Company and Canon U.S.A. Inc. in the United States District Court of Texas alleging that SED Inc., a joint venture company established by the Company and Toshiba Corporation, is not regarded as “Subsidiary” under the Patent License Agreement between the Company and NPI and the extension of the license to SED Inc. constitutes the breach of the agreement. NPI also alleged that there were fraudulent conducts by Canon side in executing such agreement, and requests rescission of the agreement and compensatory damages. In November 2006, the Court denied the Company ‘s Motion for a summary Judgment that SED Inc. is a Subsidiary of the Company. In January 2007, the Company purchased all the shares of SED Inc. owned by Toshiba Corporation, making SED Inc. a 100% owned subsidiary of the Company. However, on February 22, 2007, the Court issued a summary judgment stating that SED Inc. (before the above stock purchase) was not a Subsidiary of the Company and that the Company had materially breached the patent license agreement and NPI was allowed to terminate that agreement. Thereafter, the trial of the case was held from April 30 to May 3, 2007, in Austin, Texas. NPI’s fraud claims against the Company were withdrawn by NPI and the jury returned a verdict in favor of Canon, stating that NPI had sustained no damages. All claims against Canon U.S.A. Inc. were also withdrawn by NPI. On May 15, 2007, the Company filed a Notice of Appeal to the United States Court of Appeals for the Fifth Circuit, appealing the District Court’s prior determination that the Company had breached the patent license agreement with NPI and that the agreement was terminated.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Canon is involved in various claims and legal actions, including those noted above, arising in the ordinary course of business. In accordance with SFAS No. 5, “Accounting for Contingencies,” Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, Canon believes that any damage amounts claimed in the specific matters discussed above are not a meaningful indicator of Canon’s potential liability. In the opinion of management, the ultimate disposition of the above mentioned matters will not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows. However, litigation is inherently unpredictable. While Canon believes that it has valid defenses with respect to legal matters pending against it, it is possible that Canon’s consolidated financial position, results of operations, or cash flows could be materially affected in any particular period by the unfavorable resolution of one or more of these matters.

(14)	Disclosures about the Fair Value of Financial Instruments

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at June 30, 2007 and 2006, and December 31, 2006 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables, accrued expenses for which fair value approximate their carrying amounts. The summary also excludes marketable securities and investments which are disclosed in Note 2.

	Millions of yen
		June 30			December 31
	2007		2006		2006
	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

Long-term debt, including current installments	(20,853)	(21,936)	(30,452)	(32,696)	(31,052)	(32,795)

Foreign exchange contracts:
Assets	292	292	1,443	1,443	307	307
Liabilities	(18,245)	(18,245)	(9,155)	(9,155)	(17,534)	(17,534)
The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon’s current borrowing rate for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(15)	Subsequent Events

On July 31, 2007, the Board of Directors of the Company approved a plan to repurchase up to 17 million shares of the Company’s common stock at a cost of up to ¥100,000 million for the period from August 1, 2007 to August 31, 2007. Such repurchases are intended to improve capital efficiency and ensure flexible capital strategy. Common stock repurchased in the Tokyo Stock Exchange between August 1, 2007 and August 21, 2007 under the aforementioned plan was 16,116,300 shares at a cost of ¥100,000 million.

On August 23, 2007, the Board of Directors of the Company approved an additional plan to repurchase up to 23 million shares of the Company common stock at a cost of up to ¥100,000 million for the period from August 24, 2007 to September 25, 2007. Common stock repurchased in the Tokyo Stock Exchange between August 24, 2007 and September 4, 2007 under the aforementioned plan was 15,344,800 shares at a cost of ¥100,000 million.

On September 14, 2007, the Board of Directors of the Company approved a plan to repurchase up to 10 million shares of the Company’s common stock at a cost of up to ¥50,000 million for the period from September 18, 2007 to October 24, 2007. Common stock repurchased in the Tokyo Stock Exchange between September 18, 2007 and September 25, 2007 under the aforementioned plan was 8,120,300 shares at a cost of ¥50,000 million.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(16)	Segment Information

Segment Information by Product			(Millions of Yen)

Six months ended	Business	Cameras	Optical	Corporate	Consolidated
June 30, 2007:	machines		and other	and
			products	Eliminations

Net sales:
Unaffiliated customers	1,446,587	519,574	200,563	—	2,166,724
Intersegment	—	—	107,917	(107,917)	—

Total	1,446,587	519,574	308,480	(107,917)	2,166,724

Operating cost and expenses	1,111,116	382,271	287,095	(2,634)	1,777,848

Operating profit	335,471	137,303	21,385	(105,283)	388,876

Six months ended	Business	Cameras	Optical	Corporate	Consolidated
June 30, 2006:	machines		and other	and
			products	Eliminations

Net sales:
Unaffiliated customers	1,286,596	460,285	205,374	—	1,952,255
Intersegment	—	—	88,706	(88,706)	—

Total	1,286,596	460,285	294,080	(88,706)	1,952,255

Operating cost and expenses	992,031	351,549	270,885	(687)	1,613,778

Operating profit	294,565	108,736	23,195	(88,019)	338,477

Year ended	Business	Cameras	Optical	Corporate	Consolidated
December 31, 2006:	machines		and other	and
			products	Eliminations

Net sales:
Unaffiliated customers	2,691,087	1,041,865	423,807	—	4,156,759
Intersegment	—	—	190,687	(190,687)	—

Total	2,691,087	1,041,865	614,494	(190,687)	4,156,759

Operating cost and expenses	2,091,858	773,127	573,019	11,722	3,449,726

Operating profit	599,229	268,738	41,475	(202,409)	707,033

   Notes:
1.	The primary products included in each of the product segments are as follows:

Business machines: Network multifunction devices (MFDs) / Copying machines / Laser beam printers / Inkjet printers
/ Computer information systems / Document scanners / Calculators / etc.
Cameras: Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders / etc.
Optical and other products: Semiconductor production equipment / Mirror projection mask aligners for LCD panels/
Broadcasting equipment / Medical equipment / Large format printers / etc.

2.
General corporate expenses of ¥105,293 million, ¥87,931 million and ¥202,328 million in the six months ended June 30, 2007 and 2006, and year ended December 31, 2006, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Segment Information by Geographic Area				(Millions of Yen)

Six months ended	Japan	Americas	Europe	Others	Corporate	Consolidated
June 30, 2007:					and
					Eliminations

Net sales:
Unaffiliated customers	509,863	638,428	721,697	296,736	—	2,166,724
Intersegment	1,187,290	2,357	1,891	406,074	(1,597,612)	—

Total	1,697,153	640,785	723,588	702,810	(1,597,612)	2,166,724

Operating cost and Expenses	1,279,891	616,935	693,929	678,757	(1,491,664)	1,777,848

Operating profit	417,262	23,850	29,659	24,053	(105,948)	388,876

Six months ended	Japan	Americas	Europe	Others	Corporate	Consolidated
June 30, 2006:					and
					Eliminations

Net sales:
Unaffiliated customers	505,924	590,878	610,293	245,160	—	1,952,255
Intersegment	1,069,960	2,456	1,344	361,772	(1,435,532)	—

Total	1,575,884	593,334	611,637	606,932	(1,435,532)	1,952,255

Operating cost and Expenses	1,203,207	570,559	593,528	584,569	(1,338,085)	1,613,778

Operating profit	372,677	22,775	18,109	22,363	(97,447)	338,477

Year ended	Japan	Americas	Europe	Others	Corporate	Consolidated
December 31, 2006:					and
					Eliminations

Net sales:
Unaffiliated customers	1,037,657	1,277,867	1,313,919	527,316	—	4,156,759
Intersegment	2,311,482	4,764	3,586	792,018	(3,111,850)	—

Total	3,349,139	1,282,631	1,317,505	1,319,334	(3,111,850)	4,156,759

Operating cost and Expenses	2,558,685	1,236,138	1,272,463	1,275,817	(2,893,377)	3,449,726

Operating profit	790,454	46,493	45,042	43,517	(218,473)	707,033

  Notes:
1.	Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

2.
The principal countries and regions included in each category of geographic area are as follows:
Americas: United States of America, Canada, Latin America
Europe: England, Germany, France, Netherlands
Others: Asian regions, China, Oceania

3.
General corporate expenses of ¥105,293 million, ¥87,931 million and ¥202,328 million in the six months ended June 30, 2007 and 2006, and year ended December 31, 2006, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
     Segment Information — Sales by Region

	Millions of Yen

	Six months ended June 30				Year ended Dec. 31
	2007		2006		2006
	Sales	Component	Sales	Component	Sales	Component

Japan	458,302	21.2	446,298	22.9	932,290	22.4
Americas	641,949	29.6	594,473	30.4	1,283,646	30.9
Europe	722,379	33.3	610,943	31.3	1,314,305	31.6
Other areas	344,094	15.9	300,541	15.4	626,518	15.1
Total	2,166,724	100.0	1,952,255	100.0	4,156,759	100.0
  Notes:
1.	This summary of net sales by region of destination is determined by the location of the customer.

2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America Europe: England, Germany, France, Netherlands Other Areas: Asian regions, China, Oceania